Execution Version

Banc of America Securities LLC Bank of America, N.A. 9 West 57th Street New York, New York 10019	Lehman Commercial Paper Inc. Lehman Brothers Commercial Bank Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019

April 1, 2008

AMENDED AND RESTATED COMMITMENT LETTER

PERSONAL AND CONFIDENTIAL

O’Reilly Automotive, Inc.

233 S Patterson

Springfield MO 65802

Ladies and Gentlemen:

Reference is made to the Commitment Letter, dated as of February 22, 2008 (together with all exhibits and annexes thereto, the “Original Commitment Letter”), among Lehman Commercial Paper Inc. (“LCPI”), Lehman Brothers Inc. (“Lehman Brothers”), Bank of America, N.A. (“Bank of America”), Banc of America Securities LLC (“BAS”), Banc of America Bridge LLC (“Banc of America Bridge”) and O’Reilly Automotive, Inc., a Missouri corporation (the “Company”; LCPI, Lehman Brothers, Bank of America, BAS, Banc of America Bridge and the Company, collectively, the “Original Parties”).

It is the intent of the Original Parties and Lehman Brothers Commercial Bank (collectively with its affiliates, “LBCB” and, together with LCPI, the “Lehman Lenders”), that this letter agreement (together with all exhibits and annexes hereto, the “Amended Commitment Letter”) amend, restate and supersede in its entirety the Original Commitment Letter and evidence the obligations of LCPI, LBCB, Lehman Brothers, Bank of America and BAS (LCPI, LBCB, Lehman Brothers, Bank of America and BAS, each, a “Bank Party” and, collectively, the “Bank Parties”; and BAS, together with Lehman Brothers, each, an “Arranger” and, together, the “Arrangers”), and the Company, in connection with the proposed financing for the acquisition (the “Acquisition”) of all of the issued and outstanding shares of capital stock (the “Shares”) of CSK Auto Corporation, a Delaware corporation (the “Target” and, together with each of its subsidiaries, the “Acquired Business”), pursuant to an offer by a wholly-owned subsidiary of the Company (the “Offer Subsidiary”) for all of the Shares, which offer would be followed by a merger (the “Merger”) of the Offer Subsidiary with and into the Target. As used herein, the “Transactions” shall mean the Acquisition and the Merger; and the “Merger Agreement” shall mean the definitive documentation with respect to the Transactions. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Summary of Terms of Credit Facility attached hereto as Exhibit A (such summary of terms, the “Term Sheet”).

You have advised us that the total funds needed in connection with consummation of the Acquisition, as well as certain ongoing working capital needs of the Company and its subsidiaries (including the Acquired Business) thereafter, will be approximately $1,200.0 million, which will be used as follows:

(i)	approximately $45.0 million for the cash portion of the purchase price for the acquisition of 100% of the Shares pursuant to the Merger Agreement;

(ii)	up to $100.0 million for the refinancing of the existing revolving credit facility of the Company;

(iii)	up to $75.0 million for the purchase of the 5.39% senior notes due 2016 of the Company;

(iv)	up to $50.0 million for the refinancing of the Company’s synthetic leases;

(the indebtedness described in clauses (ii), (iii) and (iv) being referred to as the “Existing Company Indebtedness”)

(v)	approximately $475.0 million for the refinancing of the existing term loan indebtedness and the existing revolving credit facility of the Acquired Business (such indebtedness, collectively, the “Target Bank Debt”);

(vi)	up to $100.0 million for the purchase of the 6.75% exchangeable senior notes due 2025 of the Acquired Business (the “Target’s Existing Notes”);

(vii)	up to $16.0 million to extinguish certain unrecovered construction expenses recorded by the Acquired Business as indebtedness in accordance with EITF No. 97-10 (the “Target’s Seller Financing” and, with the Target Bank Debt and the Target’s Existing Notes, collectively, the “Existing Target Debt”);

(viii)	up to $11.0 million to finance the working capital adjustment of the Company and its subsidiaries;

(ix)	for the fees and expenses (including prepayment penalties) of the Company and the Target incurred in connection with the foregoing; and

(x)	for the ongoing working capital needs and general corporate purposes of the Company and its subsidiaries (including the Acquired Business) after the Closing Date (as defined below).

Such funds will be provided from a senior secured revolving credit facility of $1,200.0 million in the aggregate, consisting of a tranche A revolving credit facility of $1,075.0 million (the “Tranche A Revolver”) and a first-in-last-out revolving credit facility (the “FILO Tranche” and, together with the Tranche A Revolver, the “Credit Facility”) of up to $125.0 million (as such amount may be reduced in accordance with the terms of the FILO Reduction Option (as defined in the Term Sheet)).

Following the consummation of the Acquisition, the Company and its subsidiaries (including the Acquired Business) will not have any debt for borrowed money outstanding other than the Credit Facility and certain other indebtedness to be mutually agreed upon that will be permitted under the Credit Facility Documentation (as defined below), and the Target will be a wholly-owned subsidiary of the Company. The date on which the initial funding occurs under the Credit Facility is referred to herein as the “Closing Date.”

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1. The Commitments.

(a) You have requested that (i) the Lehman Lenders commit to provide 25% of the principal amount of the Credit Facility and (ii) Bank of America commit to provide 75% of the principal amount of the Credit Facility, in the case of each of clauses (i) and (ii) upon the terms and subject to the conditions set forth or referred to in this Amended Commitment Letter.

(b) Based on the foregoing, (i) the Lehman Lenders are pleased to confirm by this Amended Commitment Letter their commitment to you (the “Lehman Commitment”) to provide or cause one or more of their affiliates to provide 25% of the principal amount of the Credit Facility; and (ii) Bank of America is pleased to confirm by this Amended Commitment Letter its commitment to you (the “Bank of America Commitment”) to provide or cause one or more of its affiliates to provide 75% of the principal amount of the Credit Facility (the Lehman Commitment and the Bank of America Commitment, together, the “Commitments”), in the case of each of subclauses (i) and (ii), subject to the terms and conditions set forth herein.

(c) It is agreed that (i) the Arrangers will act as joint book-runners and joint lead arrangers for the Credit Facility; (ii) Bank of America will act as the sole and exclusive administrative agent and the sole and exclusive collateral agent (in such capacities, the “Administrative Agent”) for the Credit Facility; and (iii) LCPI will act as the syndication agent (in such capacity, the “Syndication Agent”) for the Credit Facility. Each of the Arrangers, the Administrative Agent and the Syndication Agent will have the rights and authority customarily given to financial institutions in such roles, but the Bank Parties will have no duties other than those expressly set forth herein. You agree that no other agents, co-agents, arrangers or book-runners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet or the Fee Letter referred to below) will be paid in connection with the Credit Facility unless you and we so agree. It is agreed that BAS shall have “left” placement in any and all marketing materials or other documentation used in connection with the Credit Facility and shall hold the leading role and responsibilities conventionally associated with such “left” placement, including maintaining sole “physical books” in respect of the Credit Facility, and Lehman Brothers shall be immediately “to the right” of BAS with respect to such documentation, role and responsibilities. For the avoidance of doubt, each of the parties hereto agree that, to the extent any crediting entity (e.g., league table reporting publications) will only give credit to two parties as joint book-runners and/or joint lead arrangers, then BAS and Lehman Brothers each shall be deemed to be one of the sole joint book-runners and/or the sole joint lead arrangers for the purpose of describing the transactions contemplated by this Amended Commitment Letter to any such crediting entity and for any reporting in which such crediting entity may engage.

(d) The commitments and agreements of the Bank Parties described herein are subject to:

(i) there not having occurred since November 4, 2007 any event, development or circumstance that has caused or could reasonably be expected to cause a material adverse change in or affecting the business, financial condition, results of operation or prospects of the Company and its subsidiaries and the Acquired Business, taken as a whole;

(ii) there not having occurred since November 4, 2007 any fact, circumstance, event, change, effect, development, or occurrence that, either individually or in the aggregate, is or would reasonably be expected to be materially adverse to (A) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Business, taken as a whole or (B) the ability of the Target to perform, in all

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material respects, its obligations under the Merger Agreement or to consummate the transactions contemplated hereby (“Material Adverse Effect”), which has not been cured to the reasonable satisfaction of the Arrangers on or before the commencement of the 25-day period described in clause (iii) below; provided, however, that “Material Adverse Effect”;

(x) shall in all events include the occurrence of any of the following events: (1) the filing of a case by the Target or its subsidiaries under the United States Bankruptcy Code or under any other applicable insolvency law; or (2) the acceleration of the time for payment of the principal, interest or other material amounts under any of the Debt Instruments (as defined in the Merger Agreement), or (3) the failure of the Target or its subsidiaries to make any payment (whether principal, interest, or other material amounts) when due (after the expiration of any applicable cure period) under any of the Debt Instruments, or (4) the lenders under any such Debt Instruments ceasing (whether by virtue of (i) the existence of any default, or event or condition that constitutes an event of default or that upon, notice, lapse of time or both would, unless cured or waived, become an event of default, or (ii) the failure of the Target or any of its subsidiaries to satisfy any condition precedent to its right to borrow under any of the Debt Instruments or (iii) for any other reason) to make loans, advances and otherwise extend credit to the Target and its subsidiaries, which cessation continues for five (5) Business Days, or (5) the occurrence of any other action undertaken by the lenders under any of the Debt Instruments and after the occurrence of a default or event of default thereunder that remains uncured and that reduces, limits or otherwise impairs, in any material respect, the availability of loans and other credit extensions to the Target and its subsidiaries, which reduction, limitation or impairment continues for ten (10) Business Days. For the avoidance of doubt the existence of any potential default or event of default under any of the Debt Instruments not resulting in any of the events described in clauses (1) through (5) above shall not be deemed in and of itself to constitute a Material Adverse Effect; and

(y) shall not include the effect of any fact, circumstance, event, change, effect, development, or occurrence arising out of or attributable to any of the following, either alone or in combination: (1) the industry and markets in which the Acquired Business operates generally (that do not materially disproportionately affect the Acquired Business, taken as a whole), (2) general economic, business, regulatory or political conditions (including those affecting the securities or financial markets) (that do not materially disproportionately affect the Acquired Business, taken as a whole), (3) gasoline prices in the United States, (4) the matters set forth on Section 4.1(a) of the “Company Disclosure Letter” (as such term is defined in the Merger Agreement), (5) any actions required under the Merger Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Merger, (6) the public announcement or pendency of the Merger Agreement or the consummation of the transactions contemplated thereby (including any loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities or any termination or reduction or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers or

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distributors), (7) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events (such as natural disasters or acts of God) (other than any of the foregoing that causes material damage or destruction to a material number of stores of the Target or any of its subsidiaries, taking into account the proceeds of any applicable insurance policies) occurring after the date hereof, (8) any changes in applicable laws or applicable accounting regulations or principles or interpretations thereof, or (9) the taking of any action contemplated by or arising from the Merger Agreement or consented to or requested by the Company or the Offer Subsidiary; provided further that, the fact that the audit opinion accompanying the Target’s financial statements for the fiscal year ended February 3, 2008 may contain a “going concern” qualification shall not be deemed in and of itself to constitute a Material Adverse Effect;

(iii) the Arrangers having been afforded a period of at least 25 consecutive days following (A) the delivery of the Ratings and the Marketing Materials referred to in Section 6 below and (B) the completion of the commercial finance examinations and appraisals referred to in clause (f) of Exhibit B hereto and the launch of the general syndication of the Credit Facility and immediately prior to the Closing Date to syndicate the Credit Facility; provided, that such period shall not include any day from and including August 15, 2008 through September 1, 2008;

(iv) each Credit Party having executed and delivered definitive financing documentation with respect to the Credit Facility (the “Credit Facility Documentation”) reasonably satisfactory to the Administrative Agent, the Arrangers and the Company, which shall be consistent with the terms and conditions set forth in the Term Sheet; and

(v) the other conditions set forth in the Funding Conditions attached hereto as Exhibit B.

2. Fees and Expenses. In consideration of the execution and delivery of this Amended Commitment Letter by the Bank Parties, you agree to pay the fees and expenses set forth in the Term Sheet and in the Amended and Restated Fee Letter dated the date hereof (the “Fee Letter”) as and when payable in accordance with the terms thereof.

3. Indemnification.

(a) The Company hereby agrees to indemnify and hold harmless each of the Bank Parties, the other Lenders (as defined below) and each of their respective affiliates and all their respective officers, directors, partners, trustees, employees, agents and controlling persons and each of their respective successors and assigns (each, an “Indemnified Person”) from and against any and all actual losses, claims, damages and liabilities to which any Indemnified Person becomes subject arising out of or in connection with the Original Commitment Letter, this Amended Commitment Letter, the Credit Facility, the use of the proceeds therefrom, the Acquisition, any of the other transactions contemplated by this Amended Commitment Letter, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether (x) any Indemnified Person is a party thereto, (y) such claim, litigation, investigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Person, and (z) the transactions contemplated hereby are consummated, and to reimburse each Indemnified Person promptly upon demand for all reasonable legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any

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lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided, however, that no Indemnified Person will be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted primarily from the gross negligence, bad faith or willful misconduct of such Indemnified Person. In no event will any Indemnified Person be liable on any theory of liability for indirect, special or consequential damages or punitive damages as a result of any failure to fund the Credit Facility contemplated hereby or otherwise in connection with the Credit Facility or any aspect of the transactions contemplated hereby. No Indemnified Person will be liable for any damages arising from the use by unauthorized persons of information, projections or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by unauthorized persons except to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such damages resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person.

(b) The Company further agrees that, without the prior written consent of each of the Bank Parties, which consent will not be unreasonably withheld, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the Original Commitment Letter, this Amended Commitment Letter or the transactions contemplated by this Amended Commitment Letter unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Persons.

(c) The Company and the Bank Parties agree that if any indemnification or reimbursement sought pursuant to this Section 3 is judicially determined to be unavailable for a reason other than the gross negligence, bad faith or willful misconduct of such Indemnified Person, then the Company will contribute to the amount paid or payable by the Bank Parties, as the case may be, as a result of such losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable to the maximum extent permitted under applicable law.

4. Expiration of Commitment. The Commitments will expire at 5:00 p.m., New York City time, on the date as of which this Amended Commitment Letter is dated, unless on or prior to such time you have executed and returned to the Bank Parties a copy of this Amended Commitment Letter and the Fee Letter. If you do so execute and deliver to the Bank Parties this Amended Commitment Letter and the Fee Letter, LBCB, LCPI and Bank of America, each agrees to hold its respective Commitments available for you until, as applicable, the earliest to occur of: (i) (x) the termination of the Merger Agreement or (y) the acquisition of the Shares pursuant to the Merger Agreement or any other transaction involving the acquisition of all or substantially all of the stock or assets of the Acquired Business, in the case of subclauses (x) and (y) without the initial funding of the Credit Facility; (ii) the receipt by the Arrangers of written notice of termination hereof from the Company; and (iii) 5:00 p.m., New York City time, on the date that is 180 days after the date as of which this Amended Commitment Letter is dated if the initial funding under the Credit Facility has not occurred at or before such time (or, if such day is not a business day, the immediately succeeding business day). If not previously terminated in accordance with any of the foregoing provisions, the Commitments will terminate on the Closing Date, and you agree to rely exclusively on your rights and the commitments set forth in the Credit Facility Documentation in respect of all loans and extensions of credit to be made under the Credit Facility on and after the execution of the Credit Facility Documentation.

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5. Confidentiality.

(a) Without the prior written consent of the Bank Parties,

(i) this Amended Commitment Letter and the terms and conditions contained herein may not be disclosed by the Company to any person or entity other than the Acquired Business and your and their agents, directors, employees and advisors on a confidential basis and as required by law or compulsory legal process or as otherwise requested by any governmental agency or regulatory authority (including, any self-regulatory organization claiming to have jurisdiction); and

(ii) the Fee Letter and the terms and conditions contained therein may not be disclosed by the Company to any person or entity other than your agents, directors, employees and advisors on a confidential basis and as required by law or compulsory legal process or as otherwise requested by any governmental agency or regulatory authority (including, any self-regulatory organization claiming to have jurisdiction);

provided that if the Company discloses any such information to any person or entity pursuant to this Section 5, then the Company will inform such person or entity of the confidential nature of such information and, if such disclosure is pursuant to compulsory legal process or otherwise pursuant to the request of a governmental agency or regulatory authority (including, any self-regulatory organization claiming to have jurisdiction), shall, to the extent not prohibited by any law, notify the Bank Parties of such disclosure promptly.

(b) You acknowledge that each Arranger and its respective affiliates (the term “Arrangers,” when used in this paragraph, includes all such affiliates, including LBCB, LCPI and Bank of America) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise, including, without limitation, to the Acquired Business (it being acknowledged that each of LCPI and Bank of America is currently a lender and/or a participant in respect of the Target Bank Debt). The Arrangers will not use confidential information obtained from you by virtue of the transactions contemplated by this Amended Commitment Letter or their other relationships with you in connection with the performance by the Arrangers of services for other companies, and the Arrangers will not furnish any such information to other companies. You also acknowledge that the Arrangers have no obligation to use in connection with the transactions contemplated by this Amended Commitment Letter, or to furnish to you, confidential information obtained from other companies.

6. Assignment and Syndication.

(a) The parties hereto agree that the Bank Parties will have the right to syndicate the Credit Facility, and the Commitments related thereto, to one or more groups of financial institutions or other investors, identified by us after consultation with you (the Lehman Lenders, Bank of America and each other entity that becomes a lender under the Credit Facility, the “Lenders”); provided, however, that the respective Commitments of the Lehman Lenders and Bank of America hereunder are not subject to the consummation of a Successful Syndication (as defined in the Fee Letter) prior to the Closing Date. The Arrangers will have the right, in consultation with you, to manage all aspects of such syndication, including decisions as to the selection of institutions to be approached and when they will be approached, the acceptance of commitments, the amounts offered, the amounts allocated and the compensation provided. The Company agrees to assist the Arrangers in such syndication process, including, without limitation: (i) using commercially reasonable efforts to ensure that the syndication efforts benefit from the existing lending relationships of the Company and its subsidiaries, and using your commercially

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reasonable efforts to ensure that the syndication efforts benefit from the existing lending relationships of the Acquired Business; (ii) arranging for direct contact between senior management and other representatives and advisors of the Company and the proposed Lenders, and using your commercially reasonable efforts to arrange for direct contact between senior management and other representatives and advisors of the Acquired Business, and the proposed Lenders; (iii) assisting, and using your commercially reasonable efforts to cause the Acquired Business to assist, in the preparation of the Marketing Materials referred to in Section 6(b) below; (iv) hosting, with the Bank Parties, one or more meetings of prospective Lenders, and, in connection with any such Lender meeting, consulting with the Arrangers with respect to the presentations to be made at any such meeting, and making available appropriate officers and representatives of the Company, and using your commercially reasonable efforts to make available appropriate officers and representatives of the Acquired Business, to rehearse such presentations prior to such meetings, as reasonably requested by the Arrangers; (v) promptly upon the signing of the Merger Agreement, engaging firms reasonably acceptable to the Arrangers and causing such firms to commence the preparation of the real property surveys, environmental site assessments, flood zone certifications and commitments for title insurance and permitting the Arrangers or their counsel or designees to review existing title materials and to undertake commercial finance examinations and appraisals, in each case as referred to in paragraphs (e) and (f) of Exhibit B relating to the assets and properties of the Company and its subsidiaries; and (vi) at your expense, working with the Arrangers to obtain (x) a corporate family rating for the Company and a facility rating for the Credit Facility from Moody’s Investors Service, Inc. (“Moody’s”) and (y) a corporate credit rating for the Company and a facility rating for the Credit Facility from Standard & Poor’s Ratings Group (“S&P”), subclauses (x) and (y), collectively, the “Ratings,” prior to the commencement of the general syndication of the Credit Facility.

(b) To assist the Arrangers in their syndication efforts, you agree promptly to (i) prepare and provide to the Arrangers a business plan for fiscal year 2008 through fiscal year 2013, which shall include (A) the balance sheet and income and cash flow statements of the Company and its subsidiaries (including the Acquired Business) (x) for the fiscal years 2008 and 2009, on a monthly basis, and (y) for the fiscal years 2010 through 2013, on an annual basis, and (B) a written analysis in reasonable detail of the business and prospects of the Company and its subsidiaries (including the Acquired Business) for each such period, all in form reasonably satisfactory to the Arrangers (the “Projections”), (ii) assist the Arrangers in the preparation of one or more customary confidential information memoranda that include such customary information with respect to the Company and its subsidiaries, the Acquired Business, the Transactions and the other transactions contemplated hereby as the Arrangers may reasonably request, including the Projections (the “Marketing Materials”), and (iii) assist the Arrangers in the preparation of a version of the Marketing Materials (the “Public Information Materials”) that does not contain Projections or other material non-public information concerning the Company or its subsidiaries or the Acquired Business, their respective affiliates or their securities for purposes of the United States federal and state securities laws (“Material Non-Public Information”). You hereby represent that (x) all written information (other than the Projections and general industry data) that has been or will be made available to the Bank Parties by you or any of your representatives with respect to the Company and its subsidiaries or, to the best of your knowledge, with respect to the Acquired Business is or will be, when furnished (and taken as a whole), complete and correct in all material respects and does not or will not, when furnished (and taken as a whole), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in the light of the circumstances under which such statements are made and (y) the Projections that have been or will be made available to the Bank Parties by you or any of your representatives with respect to the Company and its subsidiaries or, to the best of your knowledge, with respect to the Acquired Business have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time of preparation thereof; it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance is given that any particular Projections will be realized, that actual results may differ and that such differences may be material. You understand that in arranging and syndicating the Credit Facility and the Commitments we may use and rely on all such information without independent verification thereof and that you will promptly notify us of any changes in circumstances occurring prior

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to the consummation of a Successful Syndication that could be expected to call into question the continued reasonableness of any assumption underlying the Projections. You further agree to update all such information as necessary during the syndication process so as to cause the foregoing representation to continue to be true and correct in all material respects.

(c) Before distribution of any Marketing Materials (i) to prospective Lenders that do not wish to receive Material Non-Public Information concerning the Company or any of its subsidiaries or the Acquired Business, their respective affiliates or their securities (such Lenders, “Public Lenders” and all other Lenders, “Private Lenders”), you agree to provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of Material Non-Public Information therein and (ii) to prospective Private Lenders, you agree to provide us with a customary letter authorizing the dissemination of those materials. In addition, at our request, you will identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC.” You agree that the Bank Parties on your behalf may distribute the following documents to all prospective Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Credit Facility, and (c) other administrative materials intended for prospective Lenders after the initial distribution of the Marketing Materials, including drafts and final versions of Credit Facility Documentation. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Bank Parties will not distribute such materials to Public Lenders without further discussions with you.

(d) To ensure an orderly and effective syndication of the Credit Facility and the Commitments related thereto, you agree that, from the date hereof until the earlier to occur of (x) the consummation of a Successful Syndication and (y) the termination of the Commitments, you will not, will not permit any of your subsidiaries to, and will use commercially reasonable efforts to obtain contractual undertakings from the Acquired Business that it will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility, or debt, preferred equity, equity, equity-linked or equity hybrid security of the Company or any of its subsidiaries, or any security exchangeable therefor or convertible into such security (other than the syndication of the Credit Facility as contemplated hereby), including any renewals or refinancings of any existing debt facility, without the prior written consent of the Arrangers.

7. Survival. The provisions of this Amended Commitment Letter relating to the payment of fees and expenses, indemnification and contribution, confidentiality and assignment and syndication and the provisions of Sections 2, 3, 5, 6 and 8 hereof will survive the expiration or termination of the Commitment or this Amended Commitment Letter (including any extensions) and the execution and delivery of the Credit Facility Documentation; provided that your obligations, other than those relating to (w) the confidentiality, indemnification and syndication of the Credit Facility (including the representations made in connection therewith) provisions contained in this Amended Commitment Letter, (x) the payment of fees and market flex provisions (other than clause (e) thereof) contained in the Fee Letter, (y) the jurisdiction, governing law and waiver of jury trial provisions contained in this Amended Commitment Letter and the Fee Letter, and (z) such other provisions contained in this Amended Commitment Letter and the Fee Letter, which by their terms expressly survive the termination hereof and thereof, shall automatically terminate and be superseded by the definitive Credit Facility Documentation, upon the initial funding thereunder and the payment of all amounts owing at such time hereunder and under the Fee Letter.

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8. Choice of Law; Jurisdiction; Waivers.

(a) This Amended Commitment Letter will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles (other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York). The Company hereby irrevocably submits to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising out of or relating to the provisions of this Amended Commitment Letter or the Fee Letter and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The Company hereby waives any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Amended Commitment Letter or the Fee Letter.

(b) No Lender will be liable in any respect for any of the obligations or liabilities of any other Lender under this Amended Commitment Letter or arising from or relating to the transactions contemplated hereby.

9. Miscellaneous.

(a) This Amended Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Amended Commitment Letter by facsimile or other electronic transmission will be effective as delivery of a manually executed counterpart hereof. This Amended Commitment Letter may not be amended or waived except by an instrument in writing signed by the Bank Parties and you.

(b) The Company may not assign any of its rights, or be relieved of or assign any of its obligations, hereunder in respect of the Credit Facility without the prior written consent of the Bank Parties (and any purported assignment without such consent will be null and void). In connection with any syndication of all or a portion of the Commitments, the rights and obligations of each Lender hereunder may be assigned, in whole or in part, as provided in Section 6 above; provided, however, that neither the Lehman Lenders nor Bank of America will be released from the assigned portion of its respective Commitment until the initial funding of the Credit Facility occurs on the Closing Date.

(c) This Amended Commitment Letter, including the attached Exhibits and Annexes, and the Fee Letter set forth the entire understanding of the parties hereto as to the scope of the Commitment and the obligations of the Lenders and the Bank Parties hereunder. This Amended Commitment Letter supersedes all prior understandings and proposals (including the Original Commitment Letter), whether written or oral, between any of the Bank Parties and you relating to any financing or the transactions contemplated hereby or thereby. This Amended Commitment Letter is in addition to the agreements of the parties contained in the Fee Letter.

(d) This Amended Commitment Letter has been and is made solely for the benefit of the parties signatory hereto, the Indemnified Persons, and their respective successors and assigns, and nothing in this Amended Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity (including, without limitation, the Acquired Business or any of its affiliates) any rights or remedies under or by reason of this Amended Commitment Letter or the agreements of the parties contained herein.

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(e) In connection with all aspects of each transaction contemplated by this Amended Commitment Letter and the Fee Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) the Credit Facility and any related arranging or other services described in this Amended Commitment Letter and the Fee Letter is an arm’s-length commercial transaction between you and your subsidiaries, on the one hand, and the Bank Parties, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Amended Commitment Letter and the Fee Letter; (b) in connection with the process leading to such transaction, each Bank Party is and has been acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates, equityholders, creditors or employees or any other party; (c) none of the Bank Parties has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any Bank Party has advised or is currently advising you or your affiliates on other matters) and none of the Bank Parties has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Amended Commitment Letter and the Fee Letter and except as otherwise expressly agreed in writing by the relevant parties; (d) the Bank Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates and no Bank Party has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) no Bank Party has provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against the Bank Parties with respect to any breach or alleged breach of agency or fiduciary duty relating to the transactions contemplated by this Amended Commitment Letter and the Fee Letter.

(f) You acknowledge that the Bank Parties and the other Lenders may be (or may be affiliated with) full service financial firms and as such from time to time may effect transactions for their own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated by this Amended Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of any Bank Party or one or more other Lenders or any of their respective affiliates to bring such transactions, activities, investments or holdings to your attention.

(g) The Company agrees that the Bank Parties have the right to place advertisements in financial and other newspapers and journals at their own expense describing their services to the Company; provided that such Bank Party will submit a copy of any such advertisements to the Company for its prior approval, which approval will not be unreasonably withheld.

(h) All amounts payable by you under this Amended Commitment Letter will be made in U.S. dollars and, in any case, shall not be subject to counterclaim or set-off for, or be otherwise affected by, any claim or dispute relating to any other matter. In addition, all such payments shall be made without deduction for any taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any national, state or provincial taxing authority, or will be grossed up by you for such amounts.

(i) You agree to provide us, prior to the Closing Date, with all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act.

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If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Amended Commitment Letter.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

By:	/s/ Jeffrey J. McLane
Name:	Jeffrey J. McLane
Title:	Principal

BANK OF AMERICA, N.A.

By:	/s/ Jeffrey J. McLane
Name:	Jeffrey J. McLane
Title:	Principal

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ Michael C. Moravec
Name:	Michael C. Moravec
Title:	Authorized Signatory

LEHMAN BROTHERS COMMERCIAL BANK

By:	/s/ Brian McNany
Name:	Brian McNany
Title:	Credit Officer

LEHMAN BROTHERS INC.

By:	/s/ Michael C. Moravec
Name:	Michael C. Moravec
Title:	Authorized Signatory

Each of the Commitments, agreements, terms and conditions and other matters set forth herein are hereby accepted and agreed to as of the date first above written:

O’REILLY AUTOMOTIVE, INC.

By:	/s/ Greg Henslee
Name:	Greg Henslee
Title:	Chief Executive Officer

EXHIBIT A TO AMENDED COMMITMENT LETTER

SUMMARY OF TERMS OF CREDIT FACILITY

Set forth below is a summary of certain of the terms of the Credit Facility and the documentation related thereto. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Amended Commitment Letter to which this Summary of Terms of Credit Facility is attached and of which it forms a part.

I.	Parties

	Borrower	O’Reilly Automotive, Inc., a Missouri corporation, and any of its direct, wholly-owned, domestic subsidiaries (other than immaterial subsidiaries to be mutually agreed) which own any assets of the type included in the Borrowing Base (collectively, the “Borrower”).

	Guarantors	The Target and each of the direct and indirect, wholly-owned, domestic subsidiaries of the Borrower and/or the Target (in each case, other than immaterial subsidiaries to be mutually agreed) (the “Guarantors”; the Borrower and the Guarantors, collectively, the “Credit Parties”).

	Administrative Agent and Collateral Agent	Bank of America (in such capacities, the “Administrative Agent”).

	Joint Lead Arrangers and Joint Book-Runners	BAS and Lehman Brothers (in such capacities, each, an “Arranger” and, together, the “Arrangers”).

	Syndication Agent	LCPI (in such capacity, the “Syndication Agent”).

	Lenders	A syndicate of banks, financial institutions and other entities (collectively, the “Lenders”).

II.	Types and Amounts of Credit Facility

	Credit Facility	A five-year revolving credit facility consisting of a tranche A revolving credit facility (the “Tranche A Revolver”) in an aggregate principal amount of $1,075.0 million (the loans thereunder, the “Tranche A Loans”) and a first-in-last-out revolving credit facility (the “FILO Tranche” and, together with the Tranche A Revolver, the “Credit Facility”) in an aggregate principal amount of $125.0 million (the loans thereunder, the “FILO Tranche Loans” and, together with the Tranche A Loans, the “Loans”). At the option (the “FILO Reduction Option”) of the Borrower (to be exercised at least 10 business days before the launch of the general syndication of the Credit Facility), the aggregate principal amount of the FILO Tranche will be decreased in an amount to be determined by the Borrower; provided, however, that in no event, after giving effect to the FILO Reduction Option, shall the aggregate principal amount of the FILO Tranche be less than $50.0 million unless the FILO Tranche is terminated in its entirety.

Availability	Subject to the next sentence, the Tranche A Revolver will be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Termination Date”); provided, however, that the Borrower shall not request, and the Lenders shall be under no obligation to fund, any Tranche A Loans or Swing Line Loans unless the entire amount of the FILO Tranche then available to be borrowed is outstanding. The amount from time to time available in respect of the Tranche A Revolver will not exceed (a) the lesser of (i) the aggregate amount of then effective commitments under the Tranche A Revolver (the “Tranche A Commitments”) and (ii) the then-applicable Tranche A Borrowing Base (as defined below), minus (b) the aggregate amount of Tranche A Loans, Swing Line Loans (as defined below), undrawn Letters of Credit (as defined below) and unreimbursed drawings under Letters of Credit then outstanding.

The Tranche A Revolver borrowing base (the “Tranche A Revolver Borrowing Base”) at any time will be the sum of (a) 85% of the value of eligible accounts receivable, plus (b) 50% of the fair market value of eligible owned real property (which amount, together with any amount covered by clause (b) of the FILO Tranche Borrowing Base, shall at no time exceed 30% of the Borrowing Base (as defined below)), plus (c) 85% of the Net Orderly Liquidation Value (as defined below) of eligible inventory, minus (d) reserves imposed in connection with a good faith determination made in the reasonable commercial judgment of the Administrative Agent upon at least five business days’ prior written notice (unless exigent circumstances occur) to, and following good faith discussions with, the Borrower. The initial reserves on the Closing Date shall be established following good faith discussions with the Borrower, and the definitions of “eligible accounts receivables,” “eligible owned real property” and “eligible inventory” shall be determined, based upon the results of due diligence, including, without limitation, a commercial finance examination, an inventory appraisal, a real estate appraisal and environmental site assessments. “Net Orderly Liquidation Value” means the orderly liquidation value (net of costs and expenses incurred in connection with the liquidation) of inventory as a percentage of the cost of such inventory, which percentage will be determined by reference to the most-recent third-party appraisal of such inventory received by the Administrative Agent.

Subject to the exercise of the FILO Reduction Option, the FILO Tranche will be fully borrowed on the Closing Date. The amount from time to time available under the FILO Tranche will not exceed (a) the lesser of (i) the aggregate amount of then effective commitments in respect of the FILO Tranche (the “FILO Tranche Commitments”) and (ii) the then-applicable FILO Tranche Borrowing Base (as defined below), minus (b) the aggregate amount of FILO Tranche Loans.

The FILO Tranche borrowing base (the “FILO Tranche Borrowing Base”) at any time will be the sum of (a) 10% of the Net Orderly Liquidation Value of eligible inventory, plus (b) 10% of the fair market value of eligible owned real property (which amount, together with any amount covered by clause (b) of the Tranche A Revolver Borrowing Base, shall at no time exceed 30% of the Borrowing Base).

“Excess Availability” shall mean, at any time, the difference between (a) the lesser of (A) the sum of the then effective Tranche A Commitments and the then effective FILO Tranche Commitments and (B) the sum of (i) the Tranche A Revolver Borrowing Base and (ii) as long as the FILO Tranche Commitments have not been terminated, the FILO Tranche Borrowing Base and (b) all outstanding credit extensions (including, without limitation, Tranche A Loans, FILO Tranche Loans, Swing Line Loans and Letters of Credit outstanding or unreimbursed). “Borrowing Base” shall mean at any time the sum of (a) the Tranche A Revolver Borrowing Base and (b) the FILO Tranche Borrowing Base; provided that if the FILO Tranche Commitments have been terminated, then the “Borrowing Base” is the Tranche A Revolver Borrowing Base.

The Borrowing Base will be computed monthly by the Borrower and a certificate (the “Borrowing Base Certificate”) presenting the Borrower’s computation of the Borrowing Base will be delivered to the Administrative Agent promptly, but in no event later than a period to be mutually agreed but no later than the tenth business day following the end of each month; provided that (a) following the occurrence and during the continuation of an event of default (and for a to-be-mutually-determined period following the cure of such event of default) and (b) irrespective of whether an event of default shall have occurred and be continuing, during any Liquidity Event Period (as defined below), the Borrower will compute the Borrowing Base weekly and deliver a Borrowing Base Certificate to the Administrative Agent promptly, but in no event later than a period to be mutually agreed but no later than the third business day, following the end of each week. A “Liquidity Event Period” shall exist from (i) any date that Excess Availability is less than 20% of the Borrowing Base to (ii) the date Excess Availability shall have been not less than 20% of the Borrowing Base for 45 consecutive calendar days.

Letters of Credit	A portion of the Tranche A Revolver not in excess of an amount to be mutually agreed will be available for the issuance of letters of credit (the “Letters of Credit”) by (A) the Administrative Agent and its affiliates and (B) no more than two other Lenders with commitments under the Tranche A Revolver (each requested by the Borrower and reasonably acceptable to the Administrative Agent) or their respective affiliates (in the case of clauses (A) and (B), each, in such capacity, an “Issuing Lender”). The face amount of any outstanding Letters of Credit will reduce availability under the Tranche A Revolver on a dollar-for-dollar basis. No Letter of Credit will have an expiration date after the earlier of (i) one year after the date of issuance, unless the Issuing Lender otherwise agrees; provided that any Letter of Credit may provide for renewal thereof for additional periods of up to 12 months but not beyond five business days prior to the Termination Date, and (ii) five business days prior to the Termination Date.

Drawings under any Letter of Credit will be reimbursed by the Borrower (whether with its own funds or with the proceeds of the Loans) on the next business day. Each Lender with commitments under the Tranche A Revolver will acquire an irrevocable and unconditional pro rata participation in each such Letter of Credit.

Swing Line Loans	A portion of the Tranche A Revolver not in excess of an amount to be mutually agreed (but not in excess of $75.0 million) will be available for swing line loans (the “Swing Line Loans”) from Bank of America (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Tranche A Revolver on a dollar-for-dollar basis. Each Lender with commitments under the Tranche A Revolver will acquire an irrevocable and unconditional pro rata participation in each such Swing Line Loan.

Maturity	The Termination Date.

	Purpose	The proceeds of the Credit Facility will be used on the Closing Date to refinance the Existing Company Indebtedness and the Existing Target Debt, to finance the Transactions and to pay related fees and expenses, and, thereafter, for general corporate purposes of the Borrower and its subsidiaries.

III.	Certain Payment Provisions

	Fees and Interest Rates	As set forth on Annex A to this Exhibit A.

	Optional Prepayments and Commitment Reductions	At the option of the Borrower, Loans may be prepaid and commitments reduced, in each case from time to time and without premium or penalty (other than customary “breakage costs”) in minimum amounts to be mutually agreed upon; provided, however, that (i) no FILO Tranche Loan may be voluntarily prepaid at any time that there are Tranche A Loans, Swing Line Loans or unreimbursed drawings under Letters of Credit outstanding, (ii) no FILO Tranche Commitment may be reduced, if Excess Availability prior to and after the making of such commitment reduction and projected for the 12 months after giving effect to such commitment reduction, is not equal to or greater than 20% of the Borrowing Base or (iii) no FILO Tranche Commitment may be terminated if Excess Availability prior to and after the making of such commitment termination and projected for the 12 months after giving effect to such commitment termination (calculated on the basis of the Tranche A Revolver Borrowing Base only), is not equal to or greater than 20% of the Borrowing Base. The FILO Tranche Commitments shall be automatically terminated on any termination of the Tranche A Commitments.

	Mandatory Prepayments	At any time that an event of default shall have occurred and be continuing or that Excess Availability is less than $300.0 million (or would be less than $300.0 million after giving pro forma effect to any sale or disposition), 100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation or from the issuance or sale of equity of a subsidiary) by the Borrower or any of its subsidiaries of any assets (outside the ordinary course of business and subject to other customary exceptions to be agreed) will be applied to prepay the Tranche A Loans and other amounts outstanding under the Tranche A Revolver and, thereafter, to prepay FILO Tranche Loans and other amounts outstanding under the FILO Tranche. Any amounts so prepaid shall not reduce the Tranche A Revolver Commitments or the FILO Commitments.

If at any time the aggregate amount of outstanding Tranche A Loans, Swing Line Loans, unreimbursed Letter of Credit drawings and undrawn Letters of Credit exceeds the lesser of (i) the Tranche A Commitments and (ii) the Tranche A Revolver Borrowing Base as at such date of determination, then the Borrower will immediately repay outstanding Tranche A Loans and Swing Line Loans and unreimbursed letter of credit drawings, and, if necessary thereafter, cash collateralize Letters of Credit in an aggregate amount equal to such excess.

If at any time the aggregate amount of outstanding Tranche A Loans, Swing Line Loans, unreimbursed Letter of Credit drawings, undrawn Letters of Credit and FILO Tranche Loans exceeds the lesser of (i) the sum of the Tranche A Revolver Commitments and the FILO Tranche Commitments and (ii) the Borrowing Base as at such date of determination, then the Borrower will immediately repay outstanding Tranche A Loans and Swing Line Loans and unreimbursed letter of credit drawings, and, if necessary thereafter, cash collateralize Letters of Credit in an aggregate amount equal to such excess, and if any excess thereafter remains, repay outstanding FILO Tranche Loans.

No such mandatory prepayments will result in a reduction of commitments and each shall be made without premium or penalty (other than customary “breakage costs”).

Following the occurrence and during the continuance of a Sole Control Event (as defined below), all amounts deposited in the Collection Account (as defined below) will be promptly applied by the Administrative Agent to repay outstanding Tranche A Loans and Swing Line Loans and to cash collateralize Letters of Credit, and, thereafter, to prepay FILO Tranche Loans.

IV.	Collateral	The obligations of each Credit Party and all bank products, including interest rate hedging agreements and cash management services provided by the Lenders, the Arrangers, the Administrative Agent, the Syndication Agent or their respective affiliates will be secured by a perfected first priority security interest (subject to exceptions to be mutually agreed upon in the Credit Facility Documentation) in substantially all of its tangible and intangible assets (including, without limitation, accounts, inventory, chattel paper, equipment, general intangibles, intellectual property, owned real property, licenses, permits, deposit and securities accounts, investment property and all of the capital stock of each direct and indirect domestic and foreign subsidiary of the

Borrower (provided that, with respect to any foreign subsidiaries, the Lenders will be secured by a perfected first priority security interest in 65% of the voting stock and 100% of the non-voting stock of such subsidiaries and provided further that the Collateral (as defined below) shall not include, prior to the consummation of the Transactions, the capital stock of the Target), except for those assets as to which the Administrative Agent determines, in its reasonable discretion, that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby (all assets to be so secured or intended to be so secured, collectively, the “Collateral”).

Notwithstanding the foregoing, (A) the Collateral shall not include (i) assets if and to the extent that a security interest therein is prohibited by applicable law, (ii) interests in joint ventures and non-wholly-owned subsidiaries which cannot be pledged without the consent of one or more third parties and (iii) contracts only if the terms of such contracts as of the date hereof prohibit assignments thereof and only to the extent that such prohibitions on assignment are not overridden by the Uniform Commercial Code of the applicable jurisdiction; (B) the security arrangements shall include the grant, but not the perfection, of security interest in vehicles and other assets subject to certificates of title; and (C) the Collateral and security arrangements may include other exceptions to be mutually agreed.

The Credit Parties will implement cash management procedures customary for facilities of this type and reasonably satisfactory to the Administrative Agent, including, but not limited to, customary lockbox arrangements and blocked account agreements, which will provide for the Administrative Agent to have control (for the benefit of the secured parties) of certain deposit and securities accounts to be mutually agreed; it being understood and agreed that, upon the occurrence and during the continuance of (i) a Cash Dominion Period (as defined below) or (ii) an event of default (an event described in clause (i) or (ii), a “Sole Control Event”), the Credit Parties will cause or direct all cash to be transferred daily to an account subject to a blocked account agreement or to an account of the Administrative Agent maintained at Bank of America (the “Collection Account”). All amounts deposited or transferred into a blocked account during a Sole Control Event will be swept daily to the Collection Account. All amounts deposited into the Collection Account during a Sole Control Event will be subject to the Administrative

Agent’s sole control and such amounts will be used to reduce exposure (without any reduction in commitments) under the Credit Facility as described under the caption “Mandatory Prepayments.”

A “Cash Dominion Period” shall exist from (i) any date that Excess Availability is less than 20% of the Borrowing Base to (ii) the date Excess Availability shall have been not less than 20% of the Borrowing Base for 45 consecutive calendar days; provided that a Cash Dominion Period may be discontinued only twice in any 12 consecutive month period notwithstanding that Excess Availability shall have been not less than 20% of the Borrowing Base for 45 consecutive calendar days.

V.	Certain Conditions

	Initial Conditions	The availability of the Credit Facility on the Closing Date is subject to the conditions set forth on Exhibit B to the Amended Commitment Letter.

	On-Going Conditions	Each making of an extension of credit under the Credit Facility (including the initial funding on the Closing Date) will be conditioned upon (i) the accuracy in all material respects of all representations and warranties in the Credit Facility Documentation, (ii) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit, and (iii) availability subject to the then-applicable Borrowing Base.

VI.	Certain Documentation Matters	The Credit Facility Documentation will contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Arrangers for this transaction in particular, including, without limitation:

	Representations and Warranties	Financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change (for the Company and its subsidiaries (including the Acquired Business), taken as a whole); corporate existence; compliance with law; corporate power and authority; enforceability of the Credit Facility Documentation; no conflict with law, material agreements or charter documents; no material litigation; no default; ownership of property; indebtedness; liens; intellectual property; taxes; Federal Reserve regulations; ERISA; Investment Company Act; licenses; permits; consents; franchises and regulatory approvals; subsidiaries; environmental matters; solvency; labor matters; accuracy of disclosure; creation, perfection and priority of security interests; use of proceeds; USA PATRIOT Act; and real estate.

The representations and warranties will be required to be reaffirmed in all material respects in connection with each extension of credit (including the extension of credit on the Closing Date).

Affirmative Covenants	Delivery of annual, quarterly (except in the case of the fourth fiscal quarter) and monthly financial statements, reports, accountants’ letters, projections, budgets, officer’s certificates and other information reasonably requested by the Lenders; payment of taxes; continuation of business and maintenance of existence and material rights and privileges; compliance with laws (including, without limitation, environmental laws); maintenance of property and insurance; maintenance of books and records; use of proceeds; right of the Administrative Agent (accompanied by Lenders upon their request) to inspect property and books and records; notices of defaults, material litigation and other customary material events; security interests in after-acquired property; joinder of new domestic, wholly-owned subsidiaries (other than immaterial subsidiaries to be mutually agreed) as Borrowers and/or Guarantors; further assurances; delivery of monthly Borrowing Base Certificates and customary back-up materials (or more frequently if required as provided above under “Availability”); and, at the Borrower’s expense, periodic updates of (i) field audit and inventory appraisals, which shall be conducted two times a year, (A) unless Excess Availability is less than 20% of the Borrowing Base, in which case, such appraisals shall be conducted three times a year and (B) following the occurrence and during the continuation of an event of default, as many times as the Administrative Agent shall consider necessary, and (ii) real estate appraisals, which shall be conducted once a year and, following the occurrence and during the continuation of an event of default, as many times as the Administrative Agent shall consider necessary. All of the foregoing will be subject to such exceptions and qualifications as the Borrower and the Arrangers may mutually agree in the Credit Facility Documentation.

Financial Covenant	If, at any time, Excess Availability is less than 10% of the Borrowing Base, then the Borrower will be required to maintain a minimum fixed charge coverage ratio (to be defined in the Credit Facility Documentation in a mutually satisfactory manner) of 1.10:1.00 until Excess Availability again equals or exceeds 10% of the Borrowing Base for 75 consecutive calendar days.

Negative Covenants	Limitations on: indebtedness (including disqualified stock); liens; guarantee obligations; mergers and acquisitions, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of capital stock; capital expenditures; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; amendments that are material and adverse to the Lenders to governing documents; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses (including, without limitation, in respect of real property); restrictions on subsidiary distributions; changes in lines of business; and hedging arrangements. All of the foregoing will be subject to such exceptions and qualifications as the Borrower and the Arrangers may mutually agree in the Credit Facility Documentation.

Events of Default	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be mutually agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a 30-day grace period); cross-default with other material indebtedness; bankruptcy events; certain material ERISA events; judgments for payment of money in excess of an amount to be mutually agreed; criminal indictments for a felony; termination of business; actual or asserted invalidity of any guarantee or security interest; and a change of control (the definition of which is to be mutually agreed) (subject to qualifications, thresholds and grace periods to be mutually agreed upon).

Voting	Amendments and waivers will require the approval of Lenders holding not less than a majority of the aggregate amount of the Loans, participations in Letters of Credit and Swing Line Loans and unused commitments under the Credit Facility, except that (i) the consent of each Lender directly and adversely affected thereby will be required with respect to (a) extensions of the final maturity of any loan, (b) reductions in the rate of interest or any fee or extensions of any due date thereof and (c) increases in the amount or extensions of the expiry date of any Lender’s commitment and (ii) subject to a provision permitting replacement of non-consenting Lenders, the consent of 100% of the Lenders will be required with respect to, among other things: (a) modifications to any of the voting percentages; (b) releases of (x) all or substantially all of the Collateral or (y) all or any material portion (as defined in a manner to be mutually agreed) of the guarantees (whether at one time or from time to time) other than in accordance with the provisions of the Credit Facility Documentation, (c) (i) changes to the advance rates under the Borrowing Base in a manner that would increase the availability under the Borrowing Base (except that any such changes to the advance rates under the FILO Borrowing Base shall require the consent of 100% of the Lenders having FILO Tranche Commitments only), (ii) changes to the eligibility criteria with respect to the Borrowing Base in a manner that would increase the availability under the Borrowing Base and (iii) any other changes that would increase the availability under the Borrowing Base (other than with respect to reserves implemented by the Administrative Agent) and (d) modifications to the waterfall provisions of the Credit Facility Documentation.

Assignments	Lenders will be permitted to make assignments of commitments under the Credit Facility in a minimum amount of $5.0 million (unless such assignment is of a Lender’s entire interest in such facility) to other financial institutions reasonably acceptable to the Administrative Agent, and, so long as no event of default has occurred and is continuing, the Borrower, which acceptances may not be unreasonably withheld or delayed; provided, however, that the approval of the Borrower will not be required in connection with assignments to other Lenders (or to affiliates or approved funds of Lenders) or, subject to the provisions of the Amended Commitment Letter, in connection with the syndication of the Credit Facility. In addition, any assignment of commitments under the Tranche A Revolver are subject to the consent of the Issuing Lender and the Swing Line Lender (not to be unreasonably withheld or delayed).

Yield Protection	The Credit Facility Documentation will contain customary provisions (i) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (ii) indemnifying the Lenders for actual “breakage costs” incurred in connection with, among other things, any prepayment of a LIBOR Loan (as defined in Annex A to this Exhibit A) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification	The Borrower will pay (i) all reasonable and documented out-of-pocket expenses of the Administrative Agent, the Syndication Agent and the Arrangers associated with the syndication of the Credit Facility and the preparation, negotiation, execution, delivery and administration of the Credit Facility Documentation and any amendment or waiver with respect thereto (including the reasonable and documented fees, disbursements and other charges of counsel (limited to counsel set forth below and necessary local counsel (limited to one local counsel per jurisdiction)), auditors and appraisers, the charges of

IntraLinks and the charges for any field exams, title insurance and environmental site assessments) and (ii) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable and documented fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Facility Documentation or in any bankruptcy case or insolvency proceeding.

The Administrative Agent, the Syndication Agent, each Arranger and the Lenders (and their respective affiliates and each of their respective officers, directors, partners, trustees, employees, agents and controlling persons and each of their respective successors and assigns) will have no liability for, and will be indemnified and held harmless against, any actual loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence, bad faith or willful misconduct of the indemnified party).

Governing Law and Forum	State of New York.

Counsel to the Agents and the Arrangers	Riemer & Braunstein, LLP and Latham & Watkins LLP.

Annex A to Exhibit A

Interest and Certain Fees

Interest Rate Options	The Borrower may elect that the loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate plus the Applicable Margin (“Base Rate Loans”); or

(ii) the LIBO Rate plus the Applicable Margin (“LIBOR Loans”);

except that Swing Line Loans will always be Base Rate Loans.

As used herein:

“Applicable Margin” means a per annum rate equal to:

A.     with respect to Tranche A Loans, initially (i) 1.50%, in the case of Base Rate Loans and (ii) 2.50%, in the case of LIBOR Loans and beginning after the first complete fiscal quarter ending after the Closing Date, a percentage determined in accordance with the pricing grid attached hereto as Annex A-II; provided that for the first three complete fiscal quarters ending after the Closing Date, the rates shall be no less than the initial rates set forth above; and

B.     with respect to FILO Tranche Loans, initially (i) 3.00%, in the case of Base Rate Loans and (ii) 4.00%, in the case of LIBOR Loans and, beginning after the first complete fiscal quarter ending after the Closing Date, a percentage determined in accordance with the pricing grid attached hereto as Annex A-II; provided that for the first three complete fiscal quarters ending after the Closing Date, the rates shall be no less than the initial rates set forth above.

“Base Rate” means the higher of (i) the prime lending rate established by Bank of America from time to time, and (ii) the federal funds effective rate as in effect from time to time plus 0.50%.

“LIBO Rate” means for any interest period, the rate per annum equal to the British Bankers Association LIBOR rate (“BBA LIBOR”), as published by Reuters (or another commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period. If such rate is not available at such time

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for any reason, then the “LIBO Rate” for such interest period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in U.S. Dollars for delivery on the first day of such interest period in same day funds in the approximate amount of the LIBOR Loan being made, continued or converted by Bank of America and with a term equivalent to such interest period would be offered by Bank of America’s London branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two business days prior to the commencement of such interest period. The LIBO Rate shall be adjusted for statutory reserve requirements for eurocurrency liabilities. Interest periods shall be for one, two, three or six months or, if available to all applicable Lenders, nine or twelve months or one or two weeks (as selected by the Borrower); provided that the maximum number of interest periods outstanding at any time shall be mutually agreed upon.

No new LIBO Rate interest period may be selected when any event of default is continuing.

Interest Payment Dates	For Base Rate Loans, quarterly in arrears.

For LIBOR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees	The Borrower will pay a commitment fee calculated from the Closing Date of (i) 0.50% per annum on the average daily unused portion of the Credit Facility if 50% or less than 50% of the Credit Facility has been used and (ii) 0.375% per annum on the average daily unused portion of the Credit Facility if more than 50% of the Credit Facility has been used and, in each case, payable quarterly in arrears and upon the Maturity Date. Swing Line Loans will, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Credit Facility.

Letter of Credit Fees	The Borrower will pay a commission on any outstanding (i) Letter of Credit that is a trade letter of credit at a per annum rate equal to 50% of the Applicable Margin then in effect with respect to LIBOR Loans and (ii) Letter of Credit that is a standby letter of credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR Loans, in each case on the face amount of each such Letter of Credit. Such commission will be shared ratably among the Lenders participating in the Credit Facility and will be payable quarterly in arrears.

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In addition to Letter of Credit commissions, a fronting fee calculated at a rate per annum equal to 0.25% on the face amount of each Letter of Credit will be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges will be payable to the Issuing Lender for its own account.

Default Rate	After the occurrence and during the continuance of an event of default, all obligations will bear interest at a rate equal to 2% per annum above the otherwise applicable rate.

Rate and Fee Basis	All per annum rates will be calculated on the basis of a year of 360 days (or 365 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) and the actual number of days elapsed.

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Annex A-II to Exhibit A

Pricing Grid

	Applicable Margin – Tranche A Loans		Applicable Margin – FILO Tranche Loans
Excess Availability	LIBOR Loans	Base Rate Loans	LIBOR Loans	Base Rate Loans
≥ $900.0 million	2.25%	1.25%	3.75%	2.75%
< $900.0 million but ≥ $300.0 million	2.50%	1.50%	4.00%	3.00%
< $300.0 million	2.75%	1.75%	4.25%	3.25%

If the Borrowing Base Certificate is not delivered within the required time periods as set forth in the Credit Facility Documentation, then until the date that is one business day after the date on which such Borrowing Base Certificate is delivered the highest rate set forth in each column of each pricing grid shall apply. At all times after maturity or acceleration of the maturity of the Loans or the occurrence and continuance of a default or event of default, the highest rate set forth in each column shall apply.

If any financial statement or certificate required to be delivered in the Credit Facility Documentation reflecting the calculation of the Applicable Margin is shown to be inaccurate, and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then the highest rate set forth in each column of each pricing grid shall apply and the Borrower shall immediately pay to Administrative Agent the accrued additional interest owing as a result of such increased Applicable Margin for such Applicable Period.

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EXHIBIT B TO AMENDED COMMITMENT LETTER

FUNDING CONDITIONS

Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Commitment Letter to which this Exhibit B is attached and of which it forms a part. The availability of the Credit Facility is conditioned upon satisfaction of the conditions precedent summarized below.

(a)	The Acquisition shall have been (or will concurrently be) consummated pursuant to the Merger Agreement, containing terms and conditions (including, without limitation, with respect to the purchase price therefor) reasonably satisfactory in all material respects to the Arrangers (it being agreed that the draft Agreement and Plan of Merger among the Company, the Offer Subsidiary and the Target, dated April 1, 2008 provided to the Arrangers is reasonably satisfactory to the Arrangers). The Merger Agreement shall not have been amended, supplemented, waived or otherwise modified in any material respect that is adverse to the Bank Parties without the prior written consent of the Arrangers (not to be unreasonably withheld or delayed) and the “Offer Conditions” set forth in the Merger Agreement shall have been (or will concurrently be) satisfied. The Arrangers shall be satisfied that the Existing Company Indebtedness and the Existing Target Debt (other than the Target’s Existing Notes if not required pursuant to the terms thereof to be repaid, repurchased and/or defeased) shall have either been (or will concurrently be) repaid and all commitments and liens in respect thereof shall have been (or will concurrently be) terminated or arrangements in respect thereof satisfactory to the Arrangers shall have been made.

(b)	The Company shall have complied in all material respects with all of its obligations under and agreements in the Amended Commitment Letter and the Fee Letter.

(c)	The Arrangers shall have received (i) unqualified audited financial statements of the Company and its subsidiaries and audited financial statement of the Acquired Business for each of the three most recent fiscal years completed at least 90 days prior to the Closing Date (provided, however, that the audit report for the Target’s financial statements for its fiscal year ended February 3, 2008 may not (A) contain an adverse opinion, or (B) be qualified (1) as to the scope of the audit, (2) as a result of such financial statements not utilizing generally accepted accounting principles in the United States of America, or (3) as a result of the Target’s financial statements containing fraudulent or materially and intentionally misleading information or presenting the financial condition of the Acquired Business in a manner that is fraudulent or materially and intentionally misleading; provided, further, for the avoidance of doubt, the audit reports for the Target’s financial statements may include (x) those certain qualifications contained in the opinion of PricewaterhouseCoopers LLC dated July 6, 2007 relating to the consolidated financial statements of the Acquired Business for the fiscal years ending February 4, 2007, January 29, 2006 and January 30, 2005 and/or (y) with respect to the Target’s fiscal year ended February 3, 2008 only, a going concern qualification); (ii) unaudited financial statements for any interim period or periods of the Company and its subsidiaries and the Acquired Business ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (which shall have been reviewed by the independent accountants for the Company and the Acquired Business (as applicable) as provided in Statement on Auditing Standards No. 100); and (iii) customary pro forma financial statements, in each case meeting the requirements of Regulation S-X for Form S-1 registration statements under the Securities Act of 1933, as amended, which financial statements must, in each case, be satisfactory in form to the Arrangers in their discretion.

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(d)	On or prior to the Closing Date, all of the conditions contained in the Term Sheet shall have been satisfied and the Arrangers shall have received the results of recent lien searches with respect to the Company and its subsidiaries and the Acquired Business, and such searches shall not reveal any liens other than liens permitted by the Credit Facility Documentation or liens to be discharged substantially concurrently with the closing of the Credit Facility, pursuant to documentation reasonably satisfactory to the Arrangers.

(e)	The Company shall have complied with other customary closing conditions, including, without limitation: (i) the delivery of customary legal opinions, corporate records and documents from public officials and officer’s certificates; (ii) customary evidence of authority; (iii) obtaining material third party and governmental consents necessary in connection with the financing of the Transactions; (iv) absence of litigation or regulatory action affecting the Credit Facility (v) creation and perfection of liens securing the Credit Facility; (vi) delivery of satisfactory surveys for all properties the Administrative Agent designates that have an appraised value of $1,500,000 or more, environmental site assessments, flood zone certifications and commitments for title insurance, with such customary endorsements as the Administrative Agent may reasonably require, in each case with respect to real properties included in the Borrowing Base on the Closing Date (except to the extent otherwise agreed by the Administrative Agent); and (vii) delivery of a customary solvency certificate from the chief financial officer of the Company. The Arrangers shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(f)	The Arrangers and the Administrative Agent shall (a) have received (i) a customary commercial finance examination with respect to the relevant collateral to be included in the Borrowing Base and the relevant accounting systems, policies and procedures of the Company and its subsidiaries and the Acquired Business by an independent third-party firm reasonably acceptable to the Arrangers and the Administrative Agent, and (ii) customary appraisals of 572 parcels of real property owned by the Company and its subsidiaries and the Acquired Business (which together are expected to constitute approximately 85% of the fair market value of the real properties of the Company and its subsidiaries on the Closing Date) and customary appraisals establishing the Net Orderly Liquidation Value of all of the inventory of the Company and its subsidiaries and the Acquired Business, in each case by an independent third-party appraisal firm reasonably acceptable to the Arrangers and the Administrative Agent, and (b) be reasonably satisfied with the Company’s cash management system, blocked account agreements and lockbox arrangements. The Company shall have cooperated (and shall have used commercially reasonable efforts to ensure the cooperation of the Acquired Business) in connection with such audit and appraisals, including by providing reasonable access to its assets and the assets of its subsidiaries.

(g)	The Arrangers shall have received a Borrowing Base Certificate for the month most recently ended at least five days prior to the Closing Date, certified by the chief financial officer of the Company, that demonstrates that Excess Availability under the Credit Facility, after giving effect to the loans to be made and letters of credit to be issued (if any) under the Credit Facility and the other transactions scheduled to occur on the Closing Date, is not less than $300.0 million.

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